September 8, 2009

VIA EDGAR CORRESPONDENCE ONLY

Melinda Hooker

Staff Accountant

Division of Corporation Finance

U.S. Securities and Exchange Commission

Mail Stop 4631

Washington, D.C. 20549

Re:

Form 8-K Item 4.01 filed August 12, 2009

File No. 0-53241

Dear Ms. Hooker:

This letter is in response to your comment letter (the “Comment Letter”) dated August 13, 2009, with regard to the Current Report on Form 8-K filing of Utec, Inc., a Nevada corporation (“UTEC” or the "Company") originally filed on August 12, 2009.

The Company’s responses are keyed to the items in your comment letter.

1.

The Company has revised its disclosure according to your comment.

2.

The Company has revised its disclosure according to Item 304(a)(1)(v) of Regulation S-K.

3.

The Company has revised its disclosure to remove reference to Regulation SB.

4.

The Company tried, but was unable to obtain an updated Exhibit 16 letter from Moore & Associates, and has so reflected in the revised 8-K.

Finally, the Management of UTEC acknowledges that:

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the Company is responsible for the adequacy and accuracy of the disclosures in the filing;

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Securities and Exchange Commission (“SEC” or “Commission”) staff comments or changes to disclosure in response to SEC staff comments do not foreclose the Commission from taking any action with respect to the filing; and

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the Company may not assert SEC staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please feel free to contact me at this office with any further comments or questions.  I would appreciate if you would send any further responses directly to me electronically or via facsimile, so Hitor can respond with a prompt response.

Thank you in advance for your courtesies.

UTEC, INC.

/s/ J. Curt Stafford

J. Curt Stafford, CFO